UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2010, OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits as of June 30, 2010 and 2009, Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2010, 2009 and 2008, and Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2010 and 2009	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2010, 2009 and 2008	3

Notes to Financial Statements for the Years Ended June 30, 2010, 2009 and 2008	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan

We have audited the accompanying statements of net assets available for Plan benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (“the Plan”) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for Plan benefits for each of the three years ended June 30, 2010, 2009 and 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits of the plan as of June 30, 2010 and 2009, and the changes in net assets available for Plan benefits for the years ended June 30, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP

DELOITTE LLP
Newcastle upon Tyne, United Kingdom

28th September 2010

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE 30, 2010 AND 2009

	2010	2009
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock,
at fair value (122,982 shares at 30 June 2010, 107,409 shares at 30 June 2009)	6,043,583	3,907,334
Investment in The J.M. Smucker Company common stock, at fair value
(1 share at 30 June 2010, 1 share at 30 June 2009)	35	35
Cash at bank and in hand	107,627	96,467
Due from participating Procter & Gamble companies (note 6)	92,074	97,356
Other debtors	2,309	2,931
Total assets	6,245,628	4,104,123

LIABILITIES:
Other creditors	(5,567)	(5,567)
Distributions payable	(53,879)	(49,093)
Total liabilities	(59,446)	(54,660)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	6,186,182	4,049,463

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED JUNE 30, 2010, 2009 AND 2008

	2010	2009	2008
	€	€	€
ADDITIONS (LOSSES):
Investment income/(loss):
Net appreciation (depreciation) in fair value of investments	1,437,617	(330,220)	(586,434)
Interest income	-	3,842	8,906
Dividend income	154,363	113,534	72,372
Total investment income / (loss)	1,591,980	(212,844)	(505,156)
Contributions from participating Procter & Gamble
companies	557,903	673,507	636,380
Contributions from participants	557,903	673,507	636,380
Total contributions	1,115,806	1,347,014	1,272,760
Total additions	2,707,786	1,134,170	767,604

DEDUCTIONS:
Distributions and withdrawals to participants	(571,067)	(352,348)	(601,837)
Administrative expenses	-	-	(2,979)
Total deductions	(571,067)	(352,348)	(604,816)

NET INCREASE	2,136,719	781,822	162,788

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	4,049,463	3,267,641	3,104,853

End of year	6,186,182	4,049,463	3,267,641

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2010, 2009 AND 2008

1.	PLAN DESCRIPTION

The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General - The Plan is a share purchase plan established by Procter & Gamble (Manufacturing) Ireland Limited and Procter & Gamble Limited (“Companies”) to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company (“Parent”) and The JM Smucker Company. The Plan is administered by Mercer Limited who was appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.

Contributions- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 6) match all contributions by employees in full.

Distributions and Withdrawals - Participants may withdraw shares from the Plan at any time subject to the following Plan rules.  Participants who withdraw shares from the Plan within 3 years of purchase become liable for income tax.  Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participants’ contribution, the participating Procter & Gamble companies (see Note 6) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.

Investments – Participants are only permitted to invest in The Procter & Gamble Company common stock and The JM Smucker Company common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble companies (see note 6).

Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in The Procter & Gamble Company common stock and The JM Smucker Company common stock in the following month.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in The Procter & Gamble Company common stock and The JM Smucker Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investment in The Procter & Gamble Company common stock and The JM Smucker Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at 30 June.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Fair Value Measurements  - FASB Accounting Standards Codification ("ASC") Topic 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Inputs to the valuation methodology include • quoted prices for similar assets or liabilities in active markets; • quoted prices for identical or similar assets or liabilities in inactive markets;

Level 2	• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investments are measured following a Level 1 valuation technique.

New Accounting Standards - In June 2009, the FASB issued ASC Topic 105-10, “Generally Accepted Accounting Principles — Overall” (“ASC 105-10”). ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption changed certain disclosure references to U.S. GAAP, but did not have any other impact on the Plan’s financial statements. References made to FASB guidance throughout this document have been updated for the Codification.

In January 2010, the FASB issued authoritative guidance to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements and the transfers between Levels 1, 2, and 3. The disclosure requirements are related to recurring and nonrecurring fair value measurements. The adoption of the new guidance did not have an impact on the Plan’s financial statements.

In February 2010, the FASB issued amended guidance to require an SEC filer to evaluate subsequent events through the date the financial statements are issued with the SEC. The amended guidance adds the definitions of an SEC filer and revised financial statements and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. It also removes the definition of a public entity. The adoption of the new guidance did not have an impact on the Plan’s disclosures, and financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

3.	INVESTMENTS

 The Plan’s investment in The Procter & Gamble Company and The J M Smucker Company common stock experienced net (depreciation) appreciation in value as follows for the years ended June 30, 2010, 2009, and 2008:

2010	2009	2008
€	€	€

1,437,617	(330,220)	(586,434)

4.	TAX STATUS

The Irish Tax Authority has determined and informed the Companies that it is an approved Employee Share Scheme under Irish tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2010 and 2009 and no provision for income taxes has been reflected in the accompanying financial statements.

5.	DISTRIBUTIONS PAYABLE

Distributions payable represent dividends and proceeds from disposals owed to participants and were €53,879 and €49,093 at June 30, 2010 and 2009, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

6.      PARTICIPATING PROCTER & GAMBLE COMPANIES

The participating Procter & Gamble Companies are as follows:

·	Procter & Gamble (Manufacturing) Ireland Ltd;
·	Braun Oral-B Ireland Ltd;
·	Procter & Gamble Ltd;
·	Procter & Gamble (HABC) Ltd;
·	Procter & Gamble (L&CP) Ltd; and
·	Wella Ireland Ltd.

7.	RELATED PARTY TRANSACTIONS

At June 30, 2010 and 2009, the Plan held 122,982 and 107,409 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of €5,803,979 and €5,020,151, respectively. Contributions from participating Procter & Gamble Companies of €557,903, €673,507 and €636,380 were recorded for the years ended June 30, 2010, 2009 and 2008, respectively. Amounts due from participating Procter & Gamble Companies of €92,074, €97,356 were recorded for the years ended June 30, 2010 and 2009 respectively. During the years ended June 30, 2010, 2009 and 2008, the Plan recorded dividend income from The Procter & Gamble Company common stock of €154,363, €113,534 and €72,372, respectively.

8.	PLAN TERMINATION

Although they have not expressed any intent to do so, the participating Procter & Gamble companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 27th day of September 2010.

PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN

/s/ Brian Duncan
Brian Duncan
Director
Irish Pensions Trust Limited,
Corporate Trustee

/s/ Richard Fox
Richard Fox
Director
Irish Pensions Trust Limited,
Corporate Trustee

EXHIBIT INDEX

Exhibit No.                                                                                                           Page Number

      23                                           Consent of Deloitte LLP                                              9

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Nos. 333-51219 and 333-108994 of The Procter & Gamble Company on Form S-8 of our report dated 28 September 2010, appearing in this Annual Report on Form 11-K of The Procter & Gamble Ireland Employees Share Ownership Plan for the year ended 30 June 2010.

/s/ DELOITTE LLP

DELOITTE LLP
Newcastle upon Tyne, United Kingdom
28 September 2010